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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                               LYNTON GROUP, INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, $.30 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   242784 10 6
                                 --------------
                                 (CUSIP Number)

                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700
                                 --------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 6, 1996
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                       [ ]

Check the following box if a fee is being paid with this statement.

                                       [ ]

                         The Exhibit Index is on Page 11

                               Page 1 of 12 Pages




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CUSIP NO. 242784 10 6
          -----------

         1.     NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           Brae Group, Inc.

         2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (See Instructions)

                                                   (a)    [ ]
                                                   (b)    [ ]

         3.     SEC USE ONLY

         4.     SOURCE OF FUNDS (See Instructions)
                                 OO

         5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                               [ ]

         6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware

         Number of Shares                 7.      SOLE VOTING POWER
         Beneficially Owned
         by Each Reporting                        0
         Person With
                                          8.      SHARED VOTING POWER

                                                  410,775

                                          9.      SOLE DISPOSITIVE POWER

                                                  0

                                         10.      SHARED DISPOSITIVE POWER

                                                  410,775

         11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON

                                     410,775

         12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

         13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.4%

         14.    TYPE OF REPORTING PERSON

                                       CO


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CUSIP NO. 242784 10 6
          -----------
          1.     NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                 Louis Marx, Jr.

          2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (See Instructions)

                                                    (a)    [ ]

                                                    (b)    [ ]

          3.     SEC USE ONLY

          4.     SOURCE OF FUNDS (See Instructions)

                                       OO

          5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                           [ ]

          6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                    American

          Number of Shares              7.      SOLE VOTING POWER
          Beneficially Owned
          by Each Reporting                     0
          Person With
                                        8.      SHARED VOTING POWER

                                                410,775

                                        9.      SOLE DISPOSITIVE POWER

                                                0

                                       10.      SHARED DISPOSITIVE POWER

                                                410,775

         11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON

                                     410,775

         12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

         13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.4%

         14.    TYPE OF REPORTING PERSON

                                       IND


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Item 1.        Security and Issuer.
               This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $.30 per share ("Common Stock") of Lynton Group, Inc. ("Lynton"), a Delaware corporation. The address of the principal executive offices of Lynton is 9 Airport Road, Morristown Municipal Airport, Morristown, New Jersey 07960.

Item 2.        Identity and Background.
               This Amendment No. 2 to Schedule 13D is being filed to reflect the conversion (effective retroactively to September 30, 1996) by Brae Group, Inc. ("Brae"), a Delaware corporation, of 200 shares of Lynton's Series C Preferred Stock (the "Preferred Shares") into 410,775 shares of Common Stock (the "Common Shares"). This Amendment No. 2 is being filed on behalf of Brae and Louis Marx, Jr.

               Brae is a company which holds interests in various entities in diversified industries. The address of the principal business and principal offices of Brae is 1101 Richmond Avenue, Suite 650, Houston, Texas 77042-4773.

               Louis Marx, Jr., who is a citizen of the United States, is a significant shareholder of Brae, and thus may be deemed to be the beneficial owner of Brae's interest in Lynton. Mr. Marx is a private investor. The address of the principal business and principal offices of Louis Marx, Jr. is 667 Madison Avenue, New York, New York 10021.


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               Set forth on Schedule A is the name, the citizenship, the
business or residence address, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Brae.

               During the last five years, neither Brae or Louis Marx, Jr. nor, to the best knowledge of Brae, the directors or executive officers of Brae, has or have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               During the last five years, neither Brae or Louis Marx, Jr. nor, to the best knowledge of Brae, the directors or executive officers of Brae, was or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or were or is or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration. The Common Shares were acquired by Brae upon the conversion of the Preferred Shares.


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Item 4.        Purpose of Transaction.

               Brae acquired the Common Shares for investment purposes. Although neither Brae nor Mr. Marx has formulated any definite plan or proposals with respect to Brae's investment in Lynton, they may consider the acquisition of additional shares of Common Stock or they may dispose of some or all of the shares of Common Stock that Brae currently holds or that either of them in the future may hold, depending on market conditions and other circumstances.

               Except as set forth above, neither Brae nor Louis Marx, Jr. have any current plans or proposals which relate to or would result in any of the following:

                      (a) The acquisition by any person of additional securities of Lynton, or the disposition of securities of Lynton;

                      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lynton or any of its subsidiaries;

                      (c) A sale or transfer of a material amount of assets of Lynton or any of its subsidiaries;

                      (d) Any change in the present board of directors or management of Lynton, including any plans or proposals to


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change the number or term of directors or to fill any existing vacancies on the board;

                      (e)    Any material change in the present
capitalization or dividend policy of Lynton;

                      (f) Any other material change in Lynton's business or corporate structure;

                      (g) Changes in Lynton's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Lynton by any person;

                      (h) Causing a class of securities of Lynton to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                      (i) A class of equity securities of Lynton becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

                      (j) Any action similar to any of those enumerated above.


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Item 5.        Interest in Securities of the Issuer.
                      (a) Brae is the beneficial and record owner of 410,775 shares of Common Stock, which, to Brae's knowledge, constitutes approximately 6.4% of Lynton's issued and outstanding Common Stock. Mr. Marx owns directly no shares of Common Stock. Because Mr. Marx is a significant shareholder of Brae, he may be deemed the beneficial owner of the 410,775 shares of Common Stock owned by Brae. Therefore, Mr. Marx may be deemed to be the beneficial owner of an aggregate of 410,775 shares of Common Stock, which, to Mr. Marx's knowledge, constitutes approximately 6.4% of Lynton's issued and outstanding Common Stock. Mr. Marx disclaims beneficial ownership of the shares of Common Stock held by Brae.

               To the best of Brae's knowledge, none of the persons named in Schedule A hereto are beneficial owners of shares of Common Stock.

                      (b) Because Mr. Marx is a significant shareholder of Brae, Mr. Marx and Brae may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the shares directly held by Brae. Hence, each of Brae and Mr. Marx has sole power to vote or direct the vote of no shares of Common Stock, shared power to vote or direct the vote of 410,775 shares of Common Stock, sole power to dispose or to direct the disposition of no shares of Common Stock and shared power to


                                       -8-



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dispose or to direct the disposition of 410,775 shares of Common Stock.

                      (c) On November 6, 1996, Brae converted (effective retroactively to September 30, 1996) 200 shares of Lynton Series C Preferred Stock in exchange for 410,775 shares of common Stock.

                      (d)    None.

                      (e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Except for the Stockholders' Agreement dated December 22, 1992 described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise, with respect to any securities of Lynton, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Pursuant to the terms of that certain Stockholders' Agreement dated December 22, 1992 by and among HMI Holdings, Inc., Christopher Tennant, Brae, James Niven and Task Holdings,


                                       -9-



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Inc., HM Holdings and Christopher Tennant granted to each of the other parties the right to participate in certain sales of securities of Lynton under certain circumstances.

               Item 7.       Material to be Filed as Exhibits.

               Exhibit A - Joint Filing Agreement*
               Exhibit B - Shareholders' Agreement*

                                   Signature.

                      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1996

                                                BRAE GROUP, INC.

                                                By: /s/ W. Kirk Bosche
                                                    ----------------------------
                                                    W. Kirk Bosche
                                                    V.P.-Finance

                                                    /s/ Louis Marx, Jr.
                                                    ----------------------------
                                                    Louis Marx, Jr.

------------------
*    Previously filed paper exhibit not required to be restated electronically.


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                               INDEX OF SCHEDULES
                               ------------------
                   Schedule                            Page
                   --------                            ----
                      A                                 12

                                  EXHIBIT INDEX
                                  -------------
                   Exhibit                             Page
                   -------                             ----
            A - Joint filing Agreement                   *

            B - Shareholders' Agreement                  *


--------------------
*    Previously filed paper exhibit not required to be restated electronically.


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                                   SCHEDULE A

                    TO AMENDMENT NO. 2 TO SCHEDULE 13D FILED

                                       BY

                      BRAE GROUP, INC. AND LOUIS MARX, JR.

       The following table sets forth certain information concerning each of the directors and executive officers of Brae Group, Inc., a Delaware corporation, as of the date hereof.

Name:                                       George M. Nevers
----                                        ----------------
                                            (Director)

Citizenship:                                American

Business Address:                           11011 Richmond Avenue
                                            Houston, Texas 77042-4773

Principal Occupation:                       Executive

Name:                                       W. Kirk Bosche
----                                        --------------
                                            (Vice President-Finance, Secretary)

Citizenship:                                American

Business Address:                           11011 Richmond Avenue
                                            Houston, Texas 77042-4773

Principal Occupation:                       Vice President and Treasurer,
                                            Garnet Resources Corporation

Name:                                       M. Leo Hart
----                                        -----------
                                            (President, Director)

Citizenship:                                American

Business Address:                           200 Crescent Court
                                            Dallas, Texas 75201

Principal Occupation:                       President - Brae Group, Inc.


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